10.12


   Contract No. 8071
                           CAPTEC
                   Financial Group, Inc.


                            September 4, 1998


   Roma Restaurant Holdings, Inc.
   9304 Forest Lane
   Suite 200
   Dallas, Texas 75243

   Attention: David Short

         Re: Commitment

   Dear Mr. Short:

       In reliance upon the representations and warranties made by Romacorp, Inc., a Delaware corporation ("Lessee"), in Lessee's application package and any other documents provided to Captec
   Financial Group, Inc., a Michigan corporation ("Lessor"), Lessor agrees to purchase and lease the Properties (described below) and Lessee agrees to sell and leaseback the Properties, in accordance with the following terms and conditions:

   LESSEE:          Romacorp, Inc.
                    9304 Forest Lane
                    Suite 200
                    Dallas, Texas 75243
                    Phone Number (214) 343-7800
                    Facsimile Number: (214) 343-7777

   PROPERTIES:          Eleven (11) Tony Roma's restaurants
                       ("Improvements") to be located at sites to be determined ("Real Estate"), together with all beneficial easements and appurtenances thereto (the Improvements and Real Estate as to each site is referred to as "Property"). The Property will be more particularly described in the commitment to issue an owner's policy of title insurance as required by Section 2(b) of the attached General Conditions.

   PURCHASE PRICE:     Not to exceed One Million Seven Hundred
                       Fifty Thousand and 00/100  Dollars
                       ($1,750,000.00) per Property, or Nineteen
                       Million Two Hundred Fifty Thousand and
                       00/100 Dollars ($19,250,000.00) in
                       aggregate, but in no event will the
                       Purchase Price for a Property exceed the
                       lesser of (i) actual certified cost, or
                       (ii) the appraised value set forth in the
                       appraisal required   by Section '(a) of the
                       attached General Conditions. Lessor will make up to five (a) monthly disbursements to reimburse Lessee for costs related to the acquisition of the Real Estate and the construction of the Improvements for the Property. Disbursements will be made in accordance with a Disbursement Agreement satisfactory to Lessor and Lessee.

   CLOSING DATE:       On or before June 30, 2000. Lessee shall
                       complete construction of the Improvements for all Properties on or before December
                       31, 2000.

LEASE:               Lessee and Lessor will enter into Lessor's
                      standard form of Lease and Disbursement Agreement. The Leases and Disbursement Agreements will include the terms and provisions outlined below. The Leases will be absolute, triple net leases.

LEASE TERM:          The Interim Lease Term for a Property shall
                     commence on the Closing Date on which the Lessor acquires the Real Estate and shall continue through the last day of the month in which Lessee shall complete construction the Improvements and receive the final disbursement of funds for construction costs related to the Improvements (in accordance with the related Disbursement
                     Agreement); provided, however, in no event shall the Interim Lease Term for the Lease extend beyond five (5) months. The Lease Term for a Property shall commence on the day following the expiration of the Interim Lease Term, and shall continue for fifteen (15) years with two (2) renewal options of five (5) years each.

   RENT: Minimum Annual Rent will be due and payable upon commencement of the Lease Term and will equal ten and 00/100 percent (10.00%) of the Purchase Price of the Real Estate and the total of disbursements by Lessor to Lessee for hard costs and soft costs related to construction of the Improvements. Minimum Annual Rent will be payable in monthly installments on the first day of each month by electronic funds transfer. Minimum Annual Rent will be increased six and 00/100 percent (6.00%) on the third anniversary date of the Lease Term and six and 00/100 percent (6.00%) every three years thereafter. Minimum Annual Rent for the renewal option periods shall be set at fair market value.

               Interim Rent for the Interim Lease Term shall be payable to Lessor monthly in an amount equal to one and 3/4ths percent (1.75%) over the Prime Rate in existence on the first day of that month divided by 12 and multiplied by the average monthly balance of the total advances made by Lessor for the Purchase Price of the Real Estate and disbursements for all costs related to construction of the Improvements. Rent shall accrue during the interim period and will be added to the total purchase price advanced by Lessor. The first monthly installment of Minimum Annual Rent shall be due and payable upon commencement of the Lease Term.

   FEES AND EXPENSES   A Commitment Fee of One Hundred Ninety Two
                       Thousand Five Hundred and 00/100 Dollars
                       ($192,500.00) is due and payable to Lessor as follows: (a) Seventy Thousand and 00/100 Dollars
                       ($70,000.00), which will be applied to the first eight (8) properties to be acquired and funded at the rate of one half of one percent of the property cost, is due and payable concurrent with the return of this Commitment by Lessee; (b) the balance of the fee (applicable to the first eight
                       (8) properties) due in the aggregate amount of Seventy Thousand and 00/100 Dollars ($70,000.00) is due and payable on a prorate basis (one half of one percent) on the closing of each Property; (c) provided that the initial minimum annual rent for the final three properties has not been increased or if increased, is acceptable to the Lessee, the remaining balance of the Commitment Fee in the amount of Fifty Two Thousand Five Hundred and
                       00/100 Dollars ($52,500.00) is due and payable on a prorate basis on the closing of each Property.
                       In addition Lessor agrees that Lessee may fix the initial minimum annual rent and interim rent for a twelve (12) month period on the remaining three
                       (3) Leases (subject to fluctuation in market capitalization rates) on or after the Commitment and upon payment of one half of the applicable unpaid Commitment Fee. No portion of the Commitment Fee will be refunded or rebated to Lessee by Lessor.

                       A Construction Funding Fee of Forty Eight Thousand One Hundred Twenty Five and 00/100 Dollars
                       ($48,125.00) is due and payable on a pro-rata basis at the closing of each Property.

                       Upon expiration of the Commitment, any unpaid balance of the Commitment Fee and/or Construction Financing Fee shall be immediately due and payable to Lender.

   GENERAL CONDITIONS:
                    This Commitment is supplemented by and subject to the attached Genera Conditions. The General
                    Conditions are incorporated into the terms and provisions of this Commitment.

   SPECIFIC CONDITIONS:
                    Lessor's obligation to close on the transactions described in this Commitment is further conditioned upon the following:

                    All agreements between Lessee (or its affiliates) Lessor (or its affiliates), shall be cross-collateralized and cross-defaulted.

                   During the term of this Commitment and throughout the term of the Lease, Lessee and consolidated affiliates shall provide Lessor with quarterly management prepared and management certified interim financial statements for the first three quarters of each fiscal year of the Lessee. Such financial statements are to be delivered to Lessor within sixty (60) days of the close of each fiscal quarter. Financial statements for the first quarter ended June 30, 1998 are required prior to closing the first Property.

                   During the term of this Commitment and throughout the term of the Leases, Lessee and consolidated affiliates shall provide Lessor with annual CPA audited financial statements. Such financial statements are to be delivered to Lessor within one hundred twenty (120) days of the close of the fiscal year end. The annual financial statements of Lessee shall include unit level profit and loss statements for the Property due within 120 days of the close of the fiscal year end.

                   Subject to Lender's receipt and satisfactory review of site information for each Property.

                   Lessor's obligation to close the transactions described in this Commitment is subject to Lessor's continual receipt and verification that there has been no material adverse change in the financial statements described above. During the initial 18 months of the Commitment, the initial minimum annual rent shall be fixed. but thereafter may be increased to Lender's market rate for any Lease not yet closed under this Commitment.

    MISCELLANEOUS:      This Commitment and the General Conditions
                        constitute a complete statement of the terms and conditions of the described transaction. This
                        Commitment supersedes, in its entirety, Lessor's previous Commitment to Lessee dated August 20,
                        1998. Any amendment to this Commitment will be made in writing and must be signed by Lessee and Lessor. This Commitment is not assignable by Lessee.


   If the foregoing meets with your approval, please acknowledge your acceptance and agreement by executing and returning this Commitment to Lessor, together with the portion of the Commitment Fee currently due and payable, an amount equal to Seventy Thousand and 00/100 Dollars ($70,000.00), on or before September 12, 1998, otherwise this Commitment will terminate and be of no force or effect.


                         CAPTEC FINANCIAL GROUP, INC.

                         By: /s/ Gary A. Bruder
                         Its Senior Vice
                         President, Administration



   ACCEPTED AND AGREED TO:
   ROMACORP, INC.


   By: /S/ Robert B. Page

   Its: President

   Federal Tax I.D. No. 13-4010466

   Date: September 10, 1998

   cc:   Beth Abbott
         Bill McPherson

                     GENERAL CONDITIONS

     1. Site Review. Lessor's obligation to close the transaction described in the Commitment is subject to Lessor's site review and inspection of the Property and the results of the site review and inspection being satisfactory to Lessor in all respects.

     2. Supporting Documents. Lessor's obligation to close the transaction described in the Commitment is subject to Lessor's receipt of the following, satisfactory to Lessor in all respects, at least fifteen (15) days prior to the Closing Date:

     A. MAI Appraisal. An MAI appraisal of the Property, prepared by an appraiser satisfactory to Lessor, shall be completed and submitted to Lessor not earlier than sixty (60) days prior to the Closing Date.

     B. Title Commitment and Title Policy. A commitment to issue an owner's policy of title insurance, in the most recent ALTA form, without standard exceptions, naming Lessor as insured, in the amount of the Purchase Price of the Property, issued by a title insurance company acceptable to Lessor, and including title endorsements deemed necessary by Lessor's counsel, including, without limit, a comprehensive zoning endorsement. Title to the Property must be subject to no exceptions, unless approved in writing by Lessor prior to the Closing Date. The commitment to issue an owner's policy of title insurance must include an itemization of all outstanding and pending special assessments (or must state that there are none) and must include an itemization of all taxes affecting the Property, and must state whether the taxes are current. Copies of all instruments creating exceptions to title to the Property must be attached to the commitment to issue an owner's policy of title insurance. The owner's policy of title insurance must be issued effective on the Closing Date. The title company must enter into the Disbursement Agreement providing, among other things, that upon disbursement of funds to Lessee for construction costs of the Improvements, the title company shall issue an endorsement to the title policy, as of the disbursement date, insuring title to the Real Estate and Improvements, free and clear of liens, defects and encumbrances, other than those previously approved by Lessor and increasing the insured amount by the amount so disbursed.

     C. Survey. A current survey, from a surveyor satisfactory to Lessor, in it's sole discretion, completed not earlier than one hundred twenty (120) days prior to the Closing Date, certified to the Lessor and to the title insurance company and such other parties as Lessor shall designate, in conformity with the survey requirements set forth on the attached Exhibit A.

     D. Insurance Policies. Insurance policies issued by companies acceptable to Lessor for the following types of insurance coverage, with loss payable clauses in favor of Lessor, and such other parties as may be designated by Lessor:

     (i) Commercial general liability insurance (including contractual liability) with minimum limits of $1,000,000 each occurrence and $2,000,000 aggregate per location.

     (ii) All risk property damage insurance on a replacement cost basis with no coinsurance.

     (iii)     Flood insurance, in amounts acceptable to Lessor, unless
                  evidence is provided that the Property is not located in a federally designated flood plain area.

     (iv) Rent loss or business interruption insurance covering a period of not less than twelve (12) months.

     (v) During construction of the Improvements builder's risk insurance insuring the Improvements for not less than 100% of their full insurable replacement cost.

   All policies of insurance must name Lessor as an additional insured and any other party designated by Lessor. All general liability and property damage policies shall be written as primary policies. Each policy of insurance must provide that it will not be modified, amended or canceled without thirty (30) days' prior written notice to Lessor. All policies must include appropriate clauses pursuant to which the insurance carriers waive all rights of subrogation against the insured party and all additional insured parties with respect to all losses payable under such policies. Lessee must deliver evidence to Lessor, on the Closing Date, that all insurance policies are paid in full and are in full force and effect for not less than one (1) year from the Closing Date. All policies of insurance must contain appropriate loss payee endorsement and a clause that any loss otherwise payable under such policies will be payable notwithstanding any act or negligence of Lessor or Lessee.

   All insurance companies providing the coverage required under this provision shall be selected by Lessee and shall be rated A minus (A-) or better by Best's Insurance Rating Service, shall be licensed to write insurance policies in the state in which the property is located, and shall be acceptable to Lessor in Lessor's reasonable discretion.

   E. Governmental Approvals. of compliance with all laws, ordinances, rules, regulations and restrictions affecting the Property, the construction of the improvements located on the Property and the consummation of the transaction described in the Commitment, including, without limit, liquor licenses, if applicable, certificates of occupancy related to the Property, the approvals of all public health departments and/or fire departments having jurisdiction over the Property, and the approval of the appropriate governmental officer exercising land use control over the Property stating:

   (i)  The zoning classification affecting the Property.

   (ii) That the Property and its use complies with the applicable zoning code, city ordinances and building regulations.

   (iii) That there are no variances, conditional use permits or special use permits required for the use of the Property or, if such permits are required, specifying the existence of the permits and attaching copies of the permits to the governmental officer's's letter.

   F. Franchise Documents. Lessee will provide Lessor with a letter from [Franchisor's Name] ("Franchisor") approving the Real Estate site and all plans and specifications for the Improvements and acknowledging that the Lessee is authorized to proceed with construction. Lessee will also provide Lessor with a copy of a fully executed franchise or license agreement acceptable to Lessor or a letter from Franchisor acknowledging that the franchise or license agreement will be issued upon completion of the Improvements.

   G. Utilities and Roads. Evidence of the availability of all utilities and roads necessary for the construction and operation of the Improvements.

   H. Plans and Specifications. Plans and specifications for the Property prepared by an architect/engineer satisfactory to Lessor.

   I. Physical Inspection Report. A report as to the physical condition of all improvements located on the Property from an inspecting architect or engineer satisfactory to Lessor.

   J. Environmental Report. An environmental site assessment report in favor of Lessor and such other parties as Lessor may designate, from a licensed professional satisfactory to Lessor, containing evidence satisfactory to Lessor that the Property and all improvements on the Property are in compliance with federal. state and local environmental laws, rules and regulations.

   K. Tax Bills. Copies of the most recent real estate tax bills and personal property tax bills relating to the Property and evidence that all such tax bills have been paid in full.

   L. Entity Documentation. Certified copies of the corporate articles of incorporation, as amended, good standing certificate, qualification to conduct business as a foreign corporation (if required), incumbency certificate/corporate resolutions of the board of directors and any other documents the Lessor may reasonably require to evidence the authority of the person(s) executing documents on behalf of the corporation(s). All documents submitted to the Lessor must be certified within thirty (30) days of the closing date by the appropriate governmental official and/or authorized person(s) on behalf of the Lessee and/or the Guarantor(s).

   M. Certified Cost Statement. A certified cost statement showing the cost of the Real Estate, a certified budget for the construction of the improvements, a schedule of values of construction costs, together with any other documentation that Lessor may require to support such cost statements.

   N. Search Results. UCC, tax lien, and judgment lien search results as to Lessee, Guarantors and any other person or entity as Lessor may request, certified as of a date within thirty (30) days of the Closing Date.

   O. Automatic Payment Plan. Lessee shall deliver an executed electronic funds transfer authorization in favor of Lessor.

   P. Development Documents.   Lessor shall review and
   approve the architect, architect's agreement, general contractor, general contractor's agreement, major subcontractors (i.e. contracts in excess of $25,000.00) and the major subcontractors' agreements (collectively "Development Documents").

   Q. Equity. Lessee shall deliver evidence satisfactory to Lessor that Lessee has sufficient funds available to Lessee to fully perform all of its obligations under the Commitment, including, without limit, sufficient funds, when combined with funds to be disbursed by Lessor for the costs of the Improvements, to cause completion of construction of the Improvements.

   R. Additional Documents. Such other documents, instruments, opinions and/or assurances as Lessor may reasonably require.

   3. Document Provisions. The Lease will be prepared on Lessor's standard form and will contain, among other matters, the following provisions:

   A. Liens. Lessee will be required to keep the Property free from all liens and/or encumbrances (other than those acceptable to Lessor) throughout the term of the Leases.

   B. Compliance with Law. Lessee will comply with all laws, ordinances, orders, rules and regulations of any governmental authority having jurisdiction over the Property.

   C. Utilities. Lessee will pay all utility charges related to the Property.

   D. Taxes. Lessee will pay all real estate taxes, assessments. ad valorem taxes or gross receipts taxes imposed by any authority having, the power to tax the Property. Lessee will further agree to pay all personal property taxes related to the Property.

   E. Maintenance and Repair. Lessee will maintain the Property in good repair, order and condition.

   F. Alterations. All structural alterations and all non-structural alterations to the Property in excess of $25,000 will only be made upon Lessee's receipt of Lessor's prior written approval. The cost of all alterations will be paid for by Lessee.

   G. Assignment Subletting. Lessee will not be permitted to assign the Lease or Lessee's interest in the Lease or the Property without obtaining the prior written consent of Lessor, which shall not be unreasonably withheld. No assignment or subletting shall release Tenant or alter the primary liability of Tenant to pay rent and perform all other obligations under the Lease.

   H. Default. The occurrence of any one or more of the following events, among others, will constitute an event of default:

   (i) Failing to make, when due, any payments required under any Lease;

   (ii) Failing to observe or perform any of the other covenants, conditions or provisions contained in any Lease, which failure continues for fifteen (15) days after written notice to Lessee from Lessor;

   (iii) Lessee's filing for bankruptcy or other similar relief: or

   (v) Vacating or abandoning the Property.

   1. Hazardous Materials. As to the Property, Lessee will make certain representations and warranties for the benefit of Lessor regarding hazardous materials and relevant environmental laws, and will further agree to indemnify and hold harmless Lessor from any loss, liability, damage or expense that Lessor may incur as a result thereof.

   4. Documents. On the Closing Date, Lessee must execute and/or deliver to Lessor all documents, monies, instruments and other items required by the Commitment or the General Conditions, including, without limit, a warranty deed to the Property, the Lease, the Disbursement Agreement, a guaranty from each Guarantor, a closing statement, an affidavit as to non-foreign status of Lessee, affidavit(s) of Lessee and Guarantor(s), and an opinion of counsel to Lessee and Guarantor(s). Lessor's obligation to close the transaction described in the Commitment is subject to the receipt and approval by Lessor and Lessor's counsel, of all such documents, monies, instruments, and other items.

   5. Costs. Fees and Expenses. The transaction described in the Commitment will be made without cost to Lessor. Lessee will pay all reasonable and necessary costs, fees and expenses incidental to the transaction described in the Commitment, including appraisal fees, inspection fees, title company charges, search fees, survey fees and reasonable and necessary attorneys fees and expenses. All fees, costs and expenses will be paid by Lessee on demand.

   6. Broker. By accepting the Commitment, Lessee warrants that
   Lessee has not contracted with anyone requiring the payment of a brokerage commission for the transaction described in the Commitment. Brokerage commissions, if any, shall be payable by Lessee or Guarantor(s), and the acceptance of the Commitment shall constitute an undertaking on the part of Lessee and Guarantor(s) to indemnify Lessor against claims of brokers arising in connection with Lessor s agreement to enter into and/or consummate the transaction described in the Commitment.

   7. Fair Credit Reporting Act. By accepting the Commitment,
   Lessee and Guarantor(s) warrant that all credit information submitted to Lessor is true and correct and authorize Lessor to make credit investigations and obtain credit reports and other financial information, written or oral, respecting the credit and financial position of Lessee and Guarantor(s).

   8. Interpretation. The Commitment and the General
   Conditions will be construed in accordance with the laws of the State of Michigan.

   9. Termination. The Commitment and Lessor's obligations under the Commitment may be terminated prior to closing at Lessor's option if:

   A. Lessee fails to comply with any of the terms of the Commitment or the General Conditions;

   B. A default exists in any financial obligation of Lessee or Guarantor(s) which results in the acceleration of such indebtedness;

   C. Any representation made in any material submitted to Lessor proves to be untrue, false or misleading, in any material respect;

   D. There has been a material adverse change in the financial condition of Lessee or Guarantor(s) or there shall exist a material action, suit or proceeding pending or threatened against Lessee or Guarantor(s);

   E. Any bankruptcy, reorganizations, insolvency or similar proceeding is instituted by or against Lessee or Guarantor(s);

   F. The improvements on the Property are damaged or destroyed or any portion thereof are subject to a proceeding for condemnation or eminent domain; or

   G. Lessee or Guarantor(s) shall die or be declared incompetent or be dissolved, liquidated or wound up.


   10. Definitions. All defined terms in the General
   Conditions have the same meaning as set forth in the Commitment to which the General Conditions are attached, unless the context clearly requires otherwise.

                          EXHIBIT A

                            SURVEY REQUIREMENTS


   1. ALTA/As Built Survey.

      The survey map must show:

   a. The scale to which the map has been drawn and a north directional arrow.

   b. The identity of the local governmental units in which the property is located (e.g., name of city, village or township and county).

   c.  The location and dimensions by courses and distances of:

     i. The property, proceeding by metes and bounds written on the survey map from a fixed point of beginning around the perimeter(s) of the plot(s) resuming to the fixed point. (Unless the property is located in a recorded subdivision, in which case the lot and block numbers, subdivision name and recording information for the subdivision should be given).

     ii. The relationship of the point of beginning to the monument by which it is referenced.

     iii. The established building line(s) and setback line(s), if any.

     iv. The line of the street or streets abutting the property and the names and widths of the streets.

     v. The location of all utility lines (e.g., gas, water, sewer, electricity, telephone), whether existing or proposed, and the location of all existing and proposed connections with the utility lines.

     vi. All servient and beneficial easements, if any, and all easements appurtenant to the property, if any, indicating the identity, by fiber and page, if any, the origin (e.g., Deed from A to B), if applicable, and nature (e.g., ten foot sewer easement).

   d. The location, nature (including character of construction and number of stories), dimensions, distance from the property lines on all sides, and occupant of the structures and improvements on the property.

   e.     The location, dimensions and nature of:

     i.   All encroachments upon the property.

     ii. All encroachments upon adjoining property. streets or alleys by any buildings. structures or other improvements upon the property.

     iii. All party walls between, with or adjoining the properly, and other property.

   f. The location of all waterways, wet lands and established flood plains, if any.

   g. The means of ingress and egress to and from the property, if other than by means of the abutting street(s). Identify parking spaces, including handicapped.

   h. If the property is described as being on a filed map, the survey map should contain a legend relating the plot to the map on which it is shown.

   i.     A legal description of the plot conforming to the standards of
          Section 2, below.

   j.     A certificate in the form set forth in Section 3, below.

   k. A certificate indicating the status of the property in terms of the 100 year flood plain, as designated by the Army Corps of Engineers.

   2.  Legal Description

     The legal description must appear on the face of the survey map. The legal description must conform entirely to the survey. Whatever form is utilized, the precise legal description must be preceded by identification of the appropriate street address, if one is available. The acceptable forms of legal descriptions are the metes and bounds description or the lot and block description.

   3.  Survey Certificate

     All survey maps must display the following certificate, which certificate must be executed by the surveyor:




                      CERTIFICATE


     I, the undersigned, hereby certify to {CAPTEC ENTITY, [CUSTOMER], and [TITLE COMPANY] that this print of survey is based on a survey made by ______________________ Civil Engineering/Registered Surveyor No. ____________, on _________________, 199__, and that this print of survey correctly shows the location of all buildings, structures and other improvements situated on the premises herein described and that except as shown hereon, there are no visible easements or rights-of-way across said premises, or easements or rights-of-way of which the undersigned has been advised, or party walls or encroachments upon adjoining premises, streets or alleys by any of said buildings, structures or other improvements, or cemeteries or family burying grounds, or encroachments of any nature upon the premises herein described. I further certify that the property abuts an accessible street or that there is ingress and egress to and from the property.

   Dated: __________

   Civil Engineer/Registered Surveyor No.